AB 6/5


SEC MAIL PROCESSING
RECEIVED
MAY 31 2013
WASH, D.C.
193
SECTION



SECI 13031755 ISSION

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 31881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brian Cohn Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5525 Sherier Place NW
(No. and Street)

Washington (City) DC (State) 20016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Cohn 202-345-3901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEK+Co Timothy Peters
(Name – *if individual, state last, first, middle name*)

480 N. Potomac St (Address) Hagerstown (City) MD (State) 21740 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CD 6/14/13

OATH OR AFFIRMATION

I, Bryan R Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Cohn Incorporated, as of May 23rd, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nicholas Friedmann
Notary Public, Distict of Columbia
My Commission Expires April, 30 2018

Signature

President
Title

Notary Public



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN COHN INCORPORATED

Financial Report

March 31, 2013

SEK&Co

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

BRIAN COHN INCORPORATED

Financial Report

March 31, 2013

TABLE OF CONTENTS


SEK&Co
Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Brian Cohn Incorporated

Report on the Financial Statements

We have audited the accompanying financial statements of Brian Cohn Incorporated (the Company), which comprise the statement of financial condition, as of March 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant the Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

Opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Brian Cohn Incorporated as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Smith Elliott Kearns & Company, LLC

May 28, 2013
Hagerstown, Maryland

Brian Cohn Incorporated

Statement of Financial Condition
March 31, 2013

Assets		
Cash and cash equivalents	$	42,902
Security owned, at market value		74,244
Other assets		751
Dividend receivable		299
Total Assets	$	118,196
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	13,833
Due to related party		10,012
Total Liabilities	$	23,845
Stockholder's Equity		
Common stock, par value $0.01, 5,000 shares authorized, 100 shares issued and outstanding	$	1
Paid in capital		80,499
Retained earnings		13,851
Total Stockholder's Equity	$	94,351
Total Liabilities and Stockholder's Equity	$	118,196

The accompanying notes are an integral part of this financial statement.

Brian Cohn Incorporated

Statement of Income
For the Year Ended March 31, 2013

Revenue		
Fee income	$	25,000
Other income		299
Total Revenue	$	25,299
Expenses		
Regulatory fees and expenses	$	5,350
Professional fees		7,495
Salaries and payroll taxes		9,332
Miscellaneous		1,015
Total Expenses	$	23,192
Other income		
Unrealized gain on security owned	$	14,674
Net income	$	16,781

The accompanying notes are an integral part of this financial statement.

Brian Cohn Incorporated

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2013

	Common Stock	Paid In Capital	Accumulated (Deficit)/ Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2012	$ 1	$ 80,499	$ (2,930)	$ 77,570
Net income	-	-	16,781	16,781
Balance at March 31, 2013	$ 1	$ 80,499	$ 13,851	$ 94,351

The accompanying notes are an integral part of this financial statement.

Brian Cohn Incorporated

Statement of Cash Flows
For the Year Ended March 31, 2013

Cash Flows From Operating Activities		
Net income	$	16,781
Adjustments to reconcile net income to net cash provided by operating activities		
Unrealized gain on security owned	$	(14,674)
(Increase) decrease in:		
Dividend receivable		(299)
Other assets		86
Increase (decrease) in:		
Accrued expenses		(3,863)
Due to related party		8,955
Net Cash Provided by Operating Activities	$	6,986
Cash Flows From Investing Activities		
Loan receivable	$	23,144
Net change in Cash and Cash Equivalents	$	30,130
Cash and Cash Equivalents, beginning of year		12,772
Cash and Cash Equivalents, end of year	$	42,902

The accompanying notes are an integral part of this financial statement.

BRIAN COHN INCORPORATED

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Brian Cohn Incorporated (the Company) is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is primarily engaged in investment banking and advisory activities. The Company is registered member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule.

Consulting Fees:

Consulting fees are recognized as earned on a pro rata basis over the term of the Company's agreement or contract. The Company recognized the $25,000 in consulting fees during 2013.

Investment Banking:

Investment banking income includes gains, losses, and fees, net of syndicated expenses, arising from securities offerings in which the Company acts as an agent or underwriter. Also included are fees earned from providing merger-and-acquisition and financial restructuring advisory services. Fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. The Company did not enter into any investment banking transactions during the year ended March 31, 2013.

Commissions:

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash Equivalents:

For purposes of statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in ordinary course of business.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes:

The Company files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Deferred income taxes are provided on an asset liability method whereby deferred tax assets are recognized for operating loss carry forwards and deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amount of assets and liabilities and their tax bases. Temporary differences result from the Company using the cash method of accounting for income tax purposes and accrual basis accounting for financial statement purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company assesses the likelihood, based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available. Or when an event occurs that requires a change.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in general administrative expenses. For the year ended March 31, 2013, the Company did not incur any interest and penalties from taxing authorities. The federal income tax returns of the Company of 2010, 2011 and 2012 are subject to examination by the Internal Revenue Service generally for three years after they were filed.

The Company has a net operating loss and contribution carry forwards, and has provided a valuation allowance of $3,895 to offset the related deferred tax asset due to the fact that management has determined it is more likely than not that this deferred tax asset will not be realized. This valuation allowance will be reversed in future years if the Company generates taxable income and is able to support that is more likely than not that its deferred tax asset will be realized.

Fair Value Measurements:

The Company has adopted fair value accounting, which provides a framework for measuring fair value under generally accepted accounting principles. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Within fair value accounting there is a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable input when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1- Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities, securities and listed derivatives.

Level 2- Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

BRIAN COHN INCORPORATED

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Level 3- Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value may fall into estimation. In certain cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

		Fair Value Measurements at March 31, 2013 Using:		
Description	**Fair Value 3/31/2013**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Equity security	$ 74,244	$ 74,224	$ -	$ -

The fair value measurement for the Company's equity security is based on the quoted price of the equity as observed on the stock exchange.

Note 2. Security Owned, Market Value

Security owned, market value consists of shares of corporate stock valued at $74,244 at March 31, 2013, which the Company considers a "trading security". Unrealized gains on the security were $14,674 for the year ended March 31, 2013 and are reported in the statement of income.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. The Rule provides that minimum net capital shall exceed the greater of $5,000 or 6.67% of aggregated indebtedness and that aggregate indebtedness shall not exceed 8 times "net capital" as these terms are defined by the Rule. As of December 31, 2012, net capital is $73,747 and aggregate indebtedness is $23,845. Therefore, 6.67% of aggregate indebtedness, or $1,590, is less than $5,000 and the Company has excess net capital of $68,747. Additionally, the Company's aggregated indebtedness of $23,845 is less than the maximum allowed of $589,976, or eight times net capital. As of March 31, 2013, the Company is in compliance with these rules.

Note 4. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with financial institutions. At times, these balances may exceed the federal limits; however, the Company has not experienced any losses with respect to its bank balances in excess of government provided insurance. Management believes that no significant concentration of credit risk exists with respect to these balances at March 31, 2013.

Note 5. Related Party Transactions

The company owes its sole stockholder $10,012 at March 31, 2013 for unreimbursed expenses paid on its behalf.

Note 6. Subsequent Events

The Company has evaluated events and transactions subsequent to March 31, 2013 through May 28, 2013, the date these financial statements were issued. Based on the definitions and requirements of generally accepted accounting principles, we have not identified any events that have occurred subsequent to March 31, 2013 and through May 28, 2013, that require recognition or disclosure in the financial statements.


SEK&Co

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Brian Cohn Incorporated

We have audited the accompanying financial statements of Brian Cohn Incorporated as of and for the year ended March 31, 2013, and have issued our report thereon dated May 28, 2013, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Smith Elliott Kearns & Company, LLC

May 28, 2013
Hagerstown, Maryland

Brian Cohn Incorporated

Schedule I - Computation of Net Capital and Required Net Capital Under Rule 15c3-1 For the Year Ended March 31, 2013

Net Capital	
Total Capital Funds	$ 94,351
Less- nonallowable assets	
Other assets	(751)
Less: Securities haircuts	(11,137)
Less: Undue concentration deduction	(8,716)
Net Capital	$ 73,747
Minimum Net Capital	5,000
Excess Net Capital	$ 68,747
Total Aggregate Indebtedness	$ 23,845
Ratio of Aggregate Indebtedness to Net Capital (maximum 8.00)	0.32

Brian Cohn Incorporated

Schedule II – Reconciliation Between Audited and Unaudited Statements of Financial Condition For the Year Ended March 31, 2013

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report Part IIA filed as of March 31, 2013.

Brian Cohn Incorporated
Schedule III – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended March 31, 2013

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to (k)(2)(i).

Brian Cohn Incorporated

Schedule IV– Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions For the Year Ended March 31, 2013

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to (k)(2)(i).


SEK&Co

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5
FOR THE YEAR ENDED MARCH 31, 2013**

To the Board of Directors of
Brian Cohn Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Brian Cohn Incorporated (the Company), as of and for the year ended March 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintain physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in


SEK&Co

Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Elliott Kearns & Company, LLC

May 28, 2013
Hagerstown, Maryland